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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION
IN OR INTO CANADA, JAPAN OR AUSTRALIA

                                                                    5 March 1998

                           TEXAS UTILITIES COMPANY
                           INCREASED CASH OFFER FOR
                             THE ENERGY GROUP PLC


1.      THE INCREASED TEXAS UTILITIES OFFER

The Board of Texas Utilities announces the terms of the increased cash offer for The Energy Group announced on 3 March 1998. The Increased Texas Utilities Offer will be made by Lehman Brothers and Merrill Lynch on behalf of TU Acquisitions, a wholly-owned subsidiary of Texas Utilities, on the following basis:

For each Energy Group Share             840 pence; and
For each Energy Group ADS               L.33.60

representing a premium of 20 pence per Energy Group Share to PacifiCorp's Increased offer.

The Increased Texas Utilities Offer values the fully diluted share capital of The Energy Group at approximately L.4.45 billion (assuming the exercise in full of all outstanding options and the vesting of all outstanding awards under the Energy Group Share Schemes) and includes a full Loan Note Alternative.

Subject to the SEC declaring the relevant documentation effective by not later than 18 Business Days after the date of the Offer Document (or such later date as Texas Utilities may determine), Texas Utilities will also make available a limited share alternative with a value equal to 865 pence for each Energy Group Share and L.34.60 for each Energy Group ADS determined as, and subject to the limitations, set out in paragraph 3 below.

In demonstration of its commitment to acquire The Energy Group and to underline its expectation that all consents and confirmations relating to the Increased Texas Utilities Offer and the Peabody Sale will be obtained within the normal timetable for an offer in the United Kingdom, Texas Utilities has acquired 77,500,000 Energy Group Shares, representing approximately 14.9 per cent. of The Energy Group's issued share capital.

With regard to the Peabody Coal Business, the Peabody Sale to Lehman Merchant is subject only to certain regulatory consents and, inter alia, to the Increased Texas Utilities Offer becoming or being declared unconditional in all respects and does not require the approval of holders of Energy Group Securities in general meeting.

HOLDERS OF ENERGY GROUP SECURITIES WHO HAVE ALREADY ACCEPTED PACIFICORP'S OFFER MAY WITHDRAW THEIR ACCEPTANCES AT ANY TIME UNTIL PACIFICORP'S INCREASED OFFER BECOMES OR IS DECLARED WHOLLY UNCONDITIONAL.


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Texas Utilities expects the transaction to be earnings and cash flow enhancing in the first complete year following completion of the Acquisition and thereafter (prior to considering any synergy or other benefits that the transaction may give rise to). This statement should not be interpreted to mean that the future earnings per share of Texas Utilities, as enlarged by the acquisition of The Energy Group, will necessarily be greater than the historical published earnings per share of Texas Utilities.

The Increased Texas Utilities Offer will be subject to the Conditions referred to in paragraph 6(a) below.


2.   LOAN NOTE ALTERNATIVE

A Loan Note Alternative will be available to holders of Energy Group Shares (other than persons who are citizens or residents of the United States and certain other overseas shareholders) who validly accept the Increased Texas Utilities Offer on the basis of, for every L.1 of cash otherwise payable under the Increased Texas Utilities Offer, L.1 nominal of Loan Notes, subject to aggregate valid elections being received, on or before the date on which the Increased Texas Utilities Offer becomes or is declared unconditional in all respects, for in excess of L.1 million nominal value of Loan Notes. If insufficient elections are received, holders of Energy Group Shares who elect for the Loan Note Alternative will instead receive cash in accordance with the terms of the Increased Texas Utilities Offer. Subject as aforesaid, the Loan Note Alternative will remain open for as long as the Increased Texas Utilities Offer is open for acceptance. The interest rate on the Loan Notes will be calculated as described in paragraph 2 of appendix II to the Original Texas Utilities Offer Announcement.

Merrill Lynch, as broker to the Increased Texas Utilities Offer, has advised that, based on market conditions on 4 March 1998 (the latest practicable date prior to this announcement), in its opinion, if the Loan Notes had then been in issue, the value of each L.1 nominal of Loan Notes would have been approximately 98 pence.

In considering the Loan Note Alternative, holders of Energy Group Shares should note that the obligations of the issuer of the Loan Notes are not guaranteed or secured.

A summary of the terms of the Loan Notes is set out in appendix II to the Original Texas Utilities Offer Announcement (all references to the Texas Utilities Offer in such appendix II being treated for this purpose as references to the Increased Texas Utilities Offer).


3.   PROPOSED LIMITED SHARE ALTERNATIVE

Subject to the SEC declaring the relevant documentation effective by not later than 18 Business Days after the date of the Offer Document (or such later date as Texas Utilities may determine), Texas Utilities will make available to holders of Energy Group Securities a limited share alternative.

The Board of Texas Utilities announced on 3 March 1998 that it would increase the value of the proposed share alternative. Accordingly, under the share alternative, holders of Energy Group Securities would be entitled to receive new shares of Texas Utilities common stock with a value equal to 865 pence for each Energy Group Share and L.34.60 for each Energy Group ADS, in each case based on the average of the closing prices of Texas Utilities common stock on the NYSE on the 20 consecutive dealing days ending on the third dealing day prior to the date TU Acquisitions intends to declare the Increased Texas Utilities Offer unconditional in all respects, and the US$/L. sterling exchange rate on such date; provided



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that the maximum number of new shares of Texas Utilities common stock which may be issued with respect to each Energy Group Share and each Energy Group ADS shall be 0.390 and 1.560, respectively. The share alternative, if not included in the Offer Document, would be made available by means of a revised offer which would be posted to holders of Energy Group Securities immediately following the relevant documentation being declared effective by the SEC. The share alternative would be available only in respect of a maximum of 20 per cent. of all Energy Group Shares (including Energy Group Shares represented by Energy Group ADSs) acquired pursuant to the Increased Texas Utilities Offer or otherwise. To the extent that actual, and in certain circumstances potential, elections for the share alternative exceed that maximum, elections would be scaled down on a pro rata basis.

THE AVAILABILITY OR OTHERWISE OF A SHARE ALTERNATIVE WILL NOT AFFECT THE ABILITY OF HOLDERS OF ENERGY GROUP SECURITIES TO ACCEPT THE INCREASED TEXAS UTILITIES OFFER FOR CASH.


4.   FINANCING

TU Acquisitions has arranged appropriate financing in connection with the Increased Texas Utilities Offer. Texas Utilities and other wholly-owned subsidiaries of Texas Utilities have arranged their own funding to assist in TU Acquisitions' financing of the Increased Texas Utilities Offer.


5.   HOLDINGS IN THE ENERGY GROUP

Neither TU Acquisitions, nor Texas Utilities, nor any of their respective Directors, nor, so far as TU Acquisitions is aware, any party acting in concert with TU Acquisitions, owns or controls any Energy Group Securities or holds any options to purchase Energy Group Securities or holds any derivatives referenced to Energy Group Securities, other than as set out below:

(a) TU Acquisitions beneficially owns 77,500,000 Energy Group Shares, representing approximately 14.9 per cent. of The Energy Group's issued share capital; and

(b)  as at 3 March 1998 (the latest practical date prior to this announcement):

     (i) Erle Nye, Chairman and Chief Executive of Texas Utilities, held 25 Energy Group ADRs;

     (ii) Lehman Brothers was interested in 489,777 Energy Group Shares, held as constituents of various baskets of securities;

     (iii) Merrill Lynch & Co., Inc. and its affiliates were interested in 10,515,360 Energy Group Shares, representing approximately 2.0 per cent. of The Energy Group's issued share capital; and

     (iv) the Retirement Plan for Employees of the Texas Utilities Company System held 24,375 Energy Group ADRs.

Lehman Merchant has agreed that neither it nor any subsidiary or affiliate will directly or indirectly be involved in, inter alia, acquiring an interest in Energy Group Securities as referred to above for so long as Texas Utilities and Lehman Merchant are regarded by the Panel as acting in concert as regards The Energy Group.



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6.   GENERAL

(a) The Increased Texas Utilities Offer will comply with the rules and regulations of the City Code and with US federal securities laws (except to the extent that exemptive relief has been granted by the SEC) and the rules and regulations made thereunder, will be governed by English law and be subject to the jurisdiction of the courts of England and the Conditions set out in appendix I to the Original Texas Utilities Offer Announcement save that all references in such Conditions to the Texas Utilities Offer shall be deemed to be references to the Increased Texas Utilities Offer. The other provisions of appendix I to the Original Texas Utilities Offer Announcement (set out below Condition (m) in that appendix) will also apply to the Increased Texas Utilities Offer, save that all references in such provisions to the Texas Utilities Offer shall be deemed to be references to the Increased Texas Utilities Offer.

(b) Paragraphs 5 to 11 inclusive of the Original Texas Utilities Offer Announcement (dealing with regulation, information on Texas Utilities and The Energy Group, the Peabody Sale, reasons for the offer, The Energy Group Share Schemes and management and employees) apply equally to the Increased Texas Utilities Offer as to the original Texas Utilities Offer as though all references in such paragraphs to the Texas Utilities Offer were references to the Increased Texas Utilities Offer (save that in the third paragraph of paragraph 10 of the Original Texas Utilities Announcement the reference to 810 pence should be treated as being a reference to 840 pence).

(c) Lehman Brothers and Merrill Lynch, which are regulated in the United Kingdom by The Securities and Futures Authority Limited, are acting for Texas Utilities and TU Acquisitions and no one else in connection with the Increased Texas Utilities Offer and will not be responsible to anyone other than Texas Utilities and TU Acquisitions for providing the protections afforded to their respective customers or for providing advice in relation to the Increased Texas Utilities Offer or any other matter referred to herein.

(d)  The Offer Document will be posted in due course.

(e) The value of the fully diluted share capital of The Energy Group is based upon 520,857,817 Energy Group Shares in issue on 27 February 1998 and 9,048,288 Energy Group Shares which could fall to be issued on exercise in full of options and vesting of all outstanding awards granted under the Energy Group Share Schemes.

(f) Energy Group Securities will be acquired by TU Acquisitions fully paid and free from all liens, equities, charges, encumbrances and other interests and, together with all rights now or hereafter attaching thereto, including without limitation the right to receive and retain all dividends and other distributions declared, made or paid hereafter.

(g)  The Initial Offer Period is expected to expire at 10.00 pm (London time),
     5.00 pm (New York City time) on the 20th Business Day from the date of the Offer Document, unless extended. At the conclusion of the Initial Offer Period, including any extension thereof, the Increased Texas Utilities Offer, if wholly unconditional, will be extended for a Subsequent Offer Period of at least 14 calendar days. Holders of Energy Group Securities will have withdrawal rights during the Initial Offer Period, including any extension thereof, but not during the Subsequent Offer Period, including any extension thereof.



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(h)  The Increased Texas Utilities Offer will not be made, directly or indirectly, in or into Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into Canada, Japan or Australia.

(i) The Loan Notes to be issued pursuant to the Increased Texas Utilities Offer have not been, nor will be, registered under the Securities Act or under any relevant securities laws of any state or district of the United States, will not be the subject of a prospectus under the securities laws of any province of Canada and will not be registered under any relevant securities laws of any other country. The Loan Notes are not to be offered, sold or delivered, directly or indirectly, in or into the United States, Canada, Japan or Australia.

(j) This announcement does not constitute an offer or invitation to purchase any securities.

(k) The definitions set out in appendix IV to the Original Texas Utilities Offer Announcement, together with those set out below, apply throughout this announcement (including those parts of the Original Texas Utilities Offer Announcement which are cross-referred to in this announcement) unless the context requires otherwise or as is otherwise provided, save that for the purposes of this announcement all references in such appendix IV to the Texas Utilities Offer (other than the defined term itself) shall be deemed to be references to the Increased Texas Utilities Offer:

        "INCREASED TEXAS       The cash offer to be made by Lehman Brothers and
                               Merrill Lynch on Behalf of TU Acquisitions to acquire the Energy Group Shares (including those represented by Energy Group ADSs) and Energy
                               Group ADSs as set out in this announcement, including, where the context permits and/or requires, any subsequent revision, variation, or renewal of such offer


        "ORIGINAL TEXAS        The announcement by the Boards of Texas
         UTILITIES OFFER       Utilities and The Energy Group released on 2
         ANNOUNCEMENT"         March 1998


ENQUIRIES:

TEXAS UTILITIES COMPANY
David Anderson (Investors)                     Telephone: 1-214-812 4641
Joan Hunter (Press)                            Telephone: 1-214-812 4071

LEHMAN BROTHERS INTERNATIONAL (EUROPE)         Telephone: 44-171-601 0011
Richard Collier
Anthony Fobel

MERRILL LYNCH INTERNATIONAL                    Telephone: 44-171-628 1000
Justin Dowley
Lewis Lee
Martin Falkner

MERRILL LYNCH INTERNATIONAL CORPORATE BROKING Telephone: 44-171-772 1000 Mike Gibson
Stephen Robinson

FINANCIAL DYNAMICS                             Telephone: 44-171-831 3113
Nick Miles
Andrew Dowler

END



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